Eaton Corporation plc
2024 Annual Report on Form 10-K
Exhibit 19
Material Nonpublic Information Policy
Trading in Eaton Securities

Updated as of January 1, 2025

Background

The United States securities laws prohibit Eaton directors, officers and employees from trading in Eaton Corporation plc’s (the “Company”) securities while in possession of material nonpublic information. Improperly passing on that information to others who may trade in Eaton securities is also prohibited. Violations of these laws will likely result in criminal penalties of up to 20 years in prison and up to $5 million in fines, and civil penalties, including repayment of the profits obtained or losses avoided, plus an additional amount equal to up to three times those gains or losses. The Securities and Exchange Commission (the “SEC”) may seek penalties of up to $1 million against employers for failing to take appropriate steps to prevent insider trading violations.

Both the SEC and the New York Stock Exchange (the “NYSE”) investigate and are very effective at detecting insider trading. This policy is designed to prevent insider trading or allegations of insider trading, and to protect Eaton’s reputation for integrity and ethical conduct. It is the obligation of all directors, officers and employees of Eaton to understand and comply with this policy.

Definition of Material Nonpublic Information

Material Information. In general, information is considered material if there is a substantial likelihood that the information would be considered important to a reasonable investor in deciding whether or not to purchase, hold or sell the securities of the company in question. Information concerning the following events, for example, should be presumed to be material:

•Increases or decreases in dividends
•Financial forecasts, especially estimates of earnings
•Changes in financial information previously disclosed to the public
•Significant mergers, acquisitions or takeovers
•Sales of securities or extraordinary borrowings
•Significant changes in operations or significant new products
•Significant increases or declines in backlog or significant new contracts
•Major litigation
•Financial liquidity problems
•Significant changes in management
•Purchases or sales of substantial assets other than in the ordinary course of business
•Significant government investigations

Nonpublic Information. Nonpublic information is information that is not generally known or available to the public. As a general rule, information is considered nonpublic until the end of the second full trading day after the information is released to the public.

For example, if Eaton announces financial results before trading begins on a Tuesday, and you had access to this information prior to then, the first time you may buy or sell Eaton securities is the opening of the market on Thursday (assuming you are not aware of other material nonpublic information at that time). However, if Eaton announces earnings after trading begins on that Tuesday, the first time Eaton securities may be bought or sold by insiders is the opening of the market on Friday.

Policy and its scope

All Eaton personnel who possess material nonpublic information are prohibited from trading in or gifting Eaton securities until the information is publicly disseminated. In addition, all Directors and Officers (excluding assistant officers) of the Company and of Eaton Corporation, and their respective immediate family members and other members of their household (“collectively, Covered Individuals”), must obtain approval from Eaton Corporation’s Chief Executive Officer or Chief Legal Officer or their respective designees before initiating any trade in or gift of Eaton securities.

Certain transactions involving Eaton shares, including some under Company benefit plans, have special treatment for Covered Individuals and other employees as described below:

1.Stock Option Exercises

Exercises of stock options, irrespective of whether the exercise price is paid in cash, by delivery of Eaton shares already owned or in a so-called “cashless” exercise, are not permitted during Blackout Periods (defined below).

2.Eaton Savings Plan and Eaton Personal Investment Plan Transfers and Cash Withdrawals
Intra-plan transfers (including transfers as a result of a plan’s “auto rebalancing” feature) involving the Eaton Common Shares Fund under either the Eaton Savings Plan or the Eaton Personal Investment Plan, and cash withdrawals from either of those plans if any portion of the employee’s account is invested in the Eaton Common Shares Fund, are not permitted during Blackout Periods. However, the Blackout rules do not apply to periodic acquisitions of Eaton shares under either plan resulting from the Company’s matching contributions, the employee’s own contributions, or the reinvestment of dividends.

3.Puts and Calls

Acquisitions and dispositions of market-traded options, including puts, calls and other derivative securities, related to Eaton securities are not permitted whether or not occurring during Blackout Periods.

4.Short Sales

Section 16 prohibits directors and SEC reporting officers from engaging in short sales of the Company’s securities (i.e., a sale of a security not then owned). In addition, because short sales signal an expectation on the part of the seller that the value of the securities will decline, this policy prohibits all employees from engaging in short sales of Eaton securities.

5.Hedging Transactions

Certain forms of hedging transactions, such as prepaid variable forward contracts, equity swaps, collars and exchange funds, involve the establishment of a short position in the Company’s securities and limit or eliminate the ability to profit from an increase in the value of the Company’s securities. Therefore, Covered Individuals are prohibited from engaging in any hedging transactions that involve Company securities.

6.Pledging

When Company securities are pledged to secure a loan, such as being placed in a margin account, they are subject to automatic forfeiture and sale upon default (including failure to fund a margin call), even if such default is during a Blackout Period. Further, pledging can erode the alignment of long-term interests between Covered Individuals and other Eaton Shareholders.

Accordingly, Covered Individuals are prohibited from directly or indirectly pledging Eaton securities as collateral for a loan, including placing them in a margin account.

Disclosures of Non-Public Information

Serious consequences can result for Eaton and individual employees from any unauthorized disclosure of internal information about the Company. Accordingly, no Eaton personnel may disclose any material nonpublic information, except as advisable in order to discharge his or her duties to the Company, or except as otherwise permitted by this policy.

Disclosures to the public of material nonpublic information must be made only by Company- authorized press release, report to the Securities and Exchange Commission or other means that would ensure broad public distribution.

The following individuals are the only authorized spokespersons for Company communications to investment analysts, investment managers, investment advisors, institutional shareholders, the NYSE or the SEC:

•Chairman of the Company
•Chief Executive Officer of Eaton Corporation
•The Lead Director of the Company
•President and Chief Operating Officer of Eaton Corporation
•Chief Financial Officer of Eaton Corporation
•Chief Operating Officer – Electrical Sector of Eaton Corporation
•Chief Operating Officer – Industrial Sector of Eaton Corporation
•Senior Vice President – Investor Relations of Eaton Corporation
•Chief Legal Officer (with respect to NYSE and SEC communications)

These authorized spokespersons may ask other members of management to respond in the absence of the authorized spokespersons or to particular communication needs. Unless so requested, other officers and employees should refer all external inquiries covered by this policy to one of the Authorized Spokespersons or, in their absence, to the Chief Legal Officer or the Company’s Secretary.

If asked about a market rumor pertaining to a material corporate development, the Company should say only that it is the Company’s policy not to comment on market rumors. Any such inquiries from the NYSE may require a different response, and should be reported to the Chief Legal Officer or the Corporate Secretary for review.

Blackout/Quiet Periods

Quarterly Blackout/Quiet Periods. The Company’s quarterly financial results are very important to the financial markets. To help avoid the improper use of that information prior to it becoming publicly available, the Company has adopted four annual Blackout/Quiet Periods.

A separate period will begin on the 15th of March, June, September and December, and in each case will extend until two business days following the public release of the Company’s quarterly or annual financial results.

During any Blackout/Quiet Period, the Company will not make any external, nonpublic comments concerning the financial results for the period in question, including any previously disclosed forecast.

Persons Subject to Regular Quarterly Blackouts

During any Blackout/Quiet Period and until the market opens on the second business day after the Company has publicly released its financial results, Covered Individuals as well as those holding positions contained on a list maintained by the Company’s Secretary (which includes those with access to the Company’s monthly financial statements and periodic financial plans and forecasts) are subject to regular quarterly prohibitions on trading in, or gifting of, Eaton securities. Such individuals will receive written notice from the Company’s Secretary when a regular Quarterly Blackout Period commences.

Notwithstanding the foregoing, the Company or any subsidiary may issue senior debt securities during any Blackout/Quiet Period if, in the opinion of the Chief Legal Officer, the Company is not then in possession of nonpublic information that would be material to a holder of either the Company’s or issuer subsidiary’s senior debt securities.

Other Blackout Periods

In addition to the quarterly Blackout/Quiet periods described above, the Company may also prohibit trading in or gifting of its securities, or in those of other companies, by its officers, directors and key employees during periods when the Company has material nonpublic information that is not timely for disclosure to the public. The Company will send notice of such an event-specific blackout to the affected individuals.

United States securities laws also prohibit trading by directors and officers during any periods when participants in the Eaton Saving Plan and similar plans are temporarily suspended from purchasing, selling or otherwise transferring their interests under those plans in any Company equity securities. The Company will notify its directors and officers if those circumstances should arise.

Other Practices and Procedures

Exception for Approved 10b5-1 Plans

As a general matter, trades by public company insiders in a company’s securities that are executed pursuant to a plan meeting the requirements of SEC Rule 10b5-1 are not subject to the prohibition on trading on the basis of material nonpublic information. Notwithstanding this regulatory exception, the Company has determined that 10b5-1 plans will not exempt individuals from the terms this Policy. The Company will, however, continue to evaluate its position in this regard, with a view toward the evolving practical and regulatory environment.

Inadvertent Selective Disclosures

Although selective disclosure of material nonpublic information is contrary to this policy, situations could arise where that may happen inadvertently. For example, a spokesperson might be unaware that certain information had not been previously disclosed publicly, or might be mistaken in the view that the information is immaterial. To avoid these situations, it is advisable to review, in advance of nonpublic meetings or telephone calls with analysts, shareholders and others in the investment community, potential answers to typical questions to determine whether or not they would involve material nonpublic information. It is advisable to decline to answer questions that raise issues regarding materiality or public availability, pending internal discussions, unless the spokesperson is highly confident that the information is immaterial or is already public.

Any inadvertent selective disclosure of possibly material nonpublic information should be immediately reported to one of the Authorized Spokespersons, and to the Chief Legal Officer or to the Corporate Secretary, so that they may assess whether or not the Company has an obligation to publicly disclose the information.

Confidential Treatment

The utmost care must be used at all times in dealing with material nonpublic information. For example, in no event should it be discussed in public places.

Employees in charge of a material, nonpublic matter should impose whatever additional security measures they deem appropriate to minimize the risk of premature or inadvertent disclosure, including protecting the identity of the parties to a proposed transaction, maintaining in confidence the nature of the matter or limiting access to files regarding the matter. In selecting appropriate measures, the employees in charge should remember that the goal is to avoid communicating sensitive information to any person, within or outside of the Company, who does not require the information in order to perform his or her duties for the Company.

File opening or new matter memoranda should not disclose material nonpublic information, and should use code names for projects that may be expected to involve material nonpublic information. Sensitive documents should be marked “Confidential” and sealed in envelopes marked “Confidential.” Envelopes or folders marked “Personal” or “Confidential” should be opened only by the addressee.

Good judgment must be exercised at all times to avoid unauthorized or improper disclosures of material nonpublic information.

Conference Calls with Investors and Analysts

If the Company has a conference call with the investment community concerning its financial results, that call will be simultaneously available to the public by webcast, with advance public notice of the date, time and means of access. The call will be made available for replay on the Company’s website for a reasonable period after the call.

Conferences and Meetings with Investors and Analysts

Whenever practical, the Company will open investor and analyst conferences to the public. The planned portion of any conference presentation will be reviewed in advance by the Investor Relations personnel and by counsel.  Advance legal review would not be necessary where the presentation includes only information that is already public or is clearly not material, and the safe harbor language for any specific forward-looking statements used in the presentation has been previously reviewed by counsel. If the conference is not open to the public, consideration will be given to filing the planned presentation with the Securities and Exchange Commission or making other broad public dissemination of that presentation before the conference begins. The Authorized Spokespersons will continue to meet with analysts and investment managers on an individual or small-group basis as needed, and will initiate or respond to calls from the investment community in a timely manner.

Investor Relations personnel should be present, if practical, at all Company meetings or discussions with members of the investment community. If a Company representative other than a member of the Investor Relations team has such a meeting or discussion, Investor Relations should debrief that person to determine if any material nonpublic information was inadvertently disclosed. If so, that information shall be promptly disclosed as required by this policy.

Confidentiality Agreements

If appropriate, in one-on-one meetings or calls with analysts or investors, it may be advisable to obtain the agreement, either oral or written, of the analysts or investors not to use or disseminate the information for a period of time that is sufficient to allow the Company to make its own public disclosure or to conclude that no such disclosure is necessary.

Analysts Reports

Company personnel should avoid reviewing drafts of analysts’ reports and financial models before they are released to the public, with the possible exception of doing so only to correct factual errors about immaterial information.

Forward-Looking Statements – Safe Harbor

Any public discussion or written publication of financial forecasts or other prospective information must be accompanied by appropriate safe harbor language. In order to be legally effective, that language must address the specific prospective information at issue. Contact the Chief Legal Officer for assistance in preparing that safe harbor language.

Distribution

A copy of this policy shall be distributed periodically to each director and officer, those employees listed on the quarterly blackout notices, and such other individuals who may be identified by the Chief Legal Officer. In the case of officers and other Company employees, each person receiving a copy of this policy shall distribute copies to those persons reporting directly or indirectly to him or her, who may reasonably be expected to come into possession of material nonpublic information.

Interpretations

Any requests for interpretation of this policy, including the determination of whether or not particular information is “material” or “nonpublic,” should be referred to the Chief Legal Officer, or in her or his absence, the Corporate Secretary.